INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 14, 2020

VIA EDGAR

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Voya Partners, Inc.

(File Nos. 333-32575; 811-08319)

Dear Mr. DeCarlo McLaren:

This letter responds to comments provided to Anna Jagiello, Jay Stamper, Paul Caldarelli, and Joanne Osberg on April 3, 2020, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment No. 85 (an "Amendment") to the Registration Statement of Voya Partners, Inc. (a "Registrant"). The Amendment was filed on February 12, 2020, to the Registration Statement on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.Comment: The Staff requested that any changes to the language in the Registration Statement should be submitted, marked, to the SEC five (5) business days prior to filing the post-effective amendment.

Response: The Registrant appreciates the Staff's request but submits that any changes made to the Registration Statement will be included in this response letter.

2.          Comment: The Staff noted that material portions of the filing are incomplete (e.g., fee table information and portfolio turnover rates) and this does not allow for the Staff to provide any comments to these sections. Please provide the Staff with the missing disclosure five (5) business days prior to filing the post-effective amendment.

Response: It is the Registrant's understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3.Comment: The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in subsequent Post-Effective Amendments.

Response: The Registrant confirms.

4.Comment: The Staff noted that each Portfolio and Management are responsible for adequacy and accuracy of the post-effective amendment.

Response: The Registrant confirms the accuracy of the registration statement.

5.Comment: With respect to Portfolios investing in derivative instruments, the Staff requested that the derivatives related disclosure describes the specific derivative instruments, and their related risks, that the

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

April 14, 2020

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Portfolios will use to achieve their investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response: The Registrant confirms that each Portfolio lists specific derivatives used to achieve its investment objective. With respect to the "tailored" risks to the specific types of derivative instruments, the Registrant appreciates the Staff's comment but believes the disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Portfolio's Principal Investment Strategies.

FEES AND EXPENSES OF THE PORTFOLIO

6.Comment: The Staff noted that disclosure regarding certain waiver arrangements for many Portfolios in a footnote to the "Annual Fund Operating Expenses" table states that the waiver is subject to possible recoupment by the investment adviser. The Staff noted that following recoupment provision should be disclosed: (a) the Portfolio will make payments to the investment adviser not to exceed the net expense ratio in place at the time; and (b) the Portfolio will make payments to the investment adviser without exceeding current net expense ratio.

Response: The Registrant appreciates the Staff's comment but believes the current prospectus disclosure adequately describes the material terms of each Portfolio's waiver agreements. In addition to the prospectus disclosure regarding recoupment, the terms of recoupment applicable to an expense limitation agreement are further detailed in the section entitled "Expense Limitations" in the Portfolios' statements of additional information. Specifically, the disclosure states that if "an expense limitation is subject to recoupment (as indicated in the Prospectus), the Adviser, Distributor, or Sub-Adviser, as applicable, may recoup any expenses reimbursed within 36 months of the waiver or reimbursement if such recoupment can be achieved without exceeding the expense limit in effect at the time of the recoupment. The Adviser, Distributor, or Sub-Adviser, as applicable, will only be reimbursed for the fees waived or expenses assumed after the effective date of the expense limitation. Lastly, the Registrant confirms that it is in compliance with ARA-73 in instances where a Portfolio's fee waiver arrangement is modified to increase a Portfolio's expense cap.

PRINCIPAL RISKS

7.Comment: The Staff requested that the Principal Risks section be prioritized in order of those most likely to adversely affect a Portfolio's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrant believes that the current risk disclosure, including the alphabetical ordering of the list of a Portfolio's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrant believes that rank- ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Portfolio's portfolio as a whole is subject.

PERFORMANCE INFORMATION

8.Comment: The Staff noted that, several Portfolios in the Registrant, compare their performance to two or more indices in the "Average Annual Total Returns" table and requests that the Registrant add disclosure pursuant to Instruction 2(b) of Item 4 of Form N-1A. This instruction states "If an additional index is included,

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

April 14, 2020

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disclosure information about the additional index in the narrative explanation accompanying the bar chart and table."

Response: The Registrant appreciates the Staff's comment but believes that inclusion of these indices as additional indices are appropriate pursuant to Instruction 6 to Item 27(b)(7) of Form N-1A which states "A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index), so long as the comparison is not misleading."

PROSPECTUS COMMENTS TO SPECIFIC PORTFOLIOS (Regular Portfolios)

Voya Global Bond Portfolio

9.	Comment:	The Staff requested that the Registrant consider adding disclosure to the principal investment strategy section and corresponding risk in response to the recent significant market changes caused by the COVID-19, or supplementally explains the reason for omitting said language and risk from the Prospectus.
	Response:	The Registrant included "Market Disruption and Geopolitical Risk" to each Portfolio in response to the recent market events.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio's service providers.

10.Comment: The Staff noted that the Portfolio may invest in bank loans. The Staff requested the Registrant include an explanation as to how the Portfolio meets short term liquidity resulting from lengthy settlement period of these types of investments.

Response: The Registrant appreciates the Staff's comment and notes that the Portfolio keep adequate cash, other liquid assets and a line of credit to meet redemptions.

Voya International High Dividend Low Volatility

11.Comment: The Staff requested that, given the term "Dividend" is in the Portfolio's name, an 80% test should be included.

Response: The Registrant appreciates the Staff's comment but does not believe that "Dividend" is a term subject to Rule 35d-1 under the 1940 Act.

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

April 14, 2020

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VY® Baron Growth Portfolio

12.Comment: With respect to the last sentence in the fourth paragraph, the Staff requested that the Registrant explain what constitutes the "sub-adviser's great conviction."

Response: The Registrant appreciates the Staff's comment but does not believe any further explanation is necessary because the meaning is clear.

VY® Columbia Small Cap Value II Portfolio

13.Comment: The Staff requested that the second paragraph in the principal investment strategies section is revised into 2 separate paragraphs.

Response: The Registrant revised the paragraph as requested.

VY® Invesco Comstock Portfolio

14.Comment: The Staff requested that, given the Portfolio's name, an 80% test should be included.

Response: The Registrant appreciates the Staff's comment but does not believe that "Comstock" is a term subject to Rule 35d-1 under the 1940 Act.

MORE INFORMATION ABOUT THE PORTFOLIOS (Regular Portfolios SAI)

15.Comment: The Staff requested that, pursuant to Item 9(b)(1) of Form N-1A, the Registrant includes each Portfolio's principal investment strategies in this section.

Response: The Registrant appreciate the Staff's comment; however, there are no additional strategies utilized by the Portfolios that are not covered in the principal investment strategies section of each Portfolio.

PROSPECTUS COMMENTS TO VOYA INDEX SOLUTION 2065 PORTFOLIO

16.Comment: With respect to the periodic deviation from the Target Allocation based on market conditions or other factors, the Staff requested that the Registrant describe what other factors would cause a deviation.

Response: The Registrant appreciates the Staff's comment but believes the disclosure is adequate.

MORE INFORMATION ABOUT THE PORTFOLIOS (Voya Index Solution Portfolios)

17.Comment: With respect to the "Derivative Instruments" risk, the Staff requested that the risk be revised or "tailored" to the specific types of derivative instruments in which the Portfolio may invest.

Response: The Registrant appreciates the Staff's comment but believes the disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Portfolio's Principal Investment Strategies.

STATEMENT OF ADDITIONAL INFORMATION

18.Comment: The Staff requested the Registrant include missing information in the "Board Committees

– Audit Committee" section.

Response: The Registrant included the outstanding information.

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

April 14, 2020

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19.Comment: The Staff requested the Registrant include missing information in the "Board Committees

– Compliance Committee" section.

Response: The Registrant included the outstanding information.

PART C

20.Comment: The Staff requested that the Registrant include file numbers when exhibits are incorporated by reference and confirm that all filings made on or after April 1, 2020 will include hyperlinks per FAST Act rule.

Response: The Registrant confirms.

* * * * * * * * * * * *

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

April 14, 2020

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli__________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP